UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Explanatory Note

As previously disclosed, on April 10, 2023, Paranovus Entertainment Technology Ltd. (formerly known as Happiness Development Group Limited, the “Company”), Happiness (Nanping) Biotech Co., Limited, the Company’s indirect wholly owned subsidiary (the “Seller”), Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and Fujian Hengda Beverage Co., Ltd, a PRC company which is not affiliate of the Company or any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Purchase Price”).

The Disposition was closed on August 7, 2023, as all closing conditions were satisfied or otherwise waived.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: August 23, 2023	By:	/s/ Xuezhu Wang
	Name: Title:	Xuezhu Wang Chief Executive Officer

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